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                            September 29, 2023

       Anqiang Chen
       Financial Controller
       Tuniu Corporation
       Tuniu Building No. 32
       Suningdadao, Xuanwu District
       Nanjing, Jiangsu Province 210042
       The People   s Republic of China

                                                        Re: Tuniu Corporation
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
August 11, 2023
                                                            File No. 001-36430

       Dear Anqiang Chen:

               We have reviewed your August 11, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 28, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 144

   1. We note your response to comment 2. We also note your statement that after consulting with your PRC legal
counsel and your further review of the employment profiles retained by you, you
re-evaluated and determined that the three employee directors of your operating entities who
serve on the Tuniu Chinese Communist Party Committee are not
                                                        CCP officials. We note
your intent to file an amendment to the 2022 Form 20-F to revise the disclosures
accordingly. Since the three employee directors each have a CCP official title of secretary or
deputy secretary of the Tuniu Chinese Communist Party Committee, please explain to us in
detail how you reasonably concluded that they are not CCP
 Anqiang Chen
Tuniu Corporation
September 29, 2023
Page 2
      officials given their official titles, roles and responsibilities.
      Please contact Jimmy McNamara at 202-551-7349 or Jennifer Thompson at 202-551-
3737 with any questions.



                                                                Sincerely,
FirstName LastNameAnqiang Chen
                                                                Division of
Corporation Finance
Comapany NameTuniu Corporation
                                                                Disclosure
Review Program
September 29, 2023 Page 2
cc:       Haiping Li
FirstName LastName